

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Pierluigi Paracchi
Chief Executive Officer
Genenta Science S.r.l.
Via Olgettina No. 58
20132 Milan, Italy

>   **Re: Genenta Science S.r.l.**
>   **Amendment No. 3 to Draft Registration Statement on Form F-1**
>   **Submitted October 4, 2021**
>   **CIK No. 0001838716**

Dear Mr. Paracchi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June, 2021 letter.

Draft Registration Statement on Form F-1

Management's Discussion and Analysis
Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019, page 83

1.   Please present pro forma basis and diluted loss per share for the years ended December 31, 2020 and 2019 in a manner similar to your June 30, 2021 and 2020 per share presentation on page 82 or explain why such a presentation is not meaningful.

External Auditor, page 155

2.   We note that your shareholders appointed new auditors, Kreston GV Italy – Audit S.r.l, on May 20, 2021, subject to the effective listing of the Company on the Nasdaq Capital

Market. In this regard, please address the following:
- Please provide the disclosures and letter from your auditor required by Item 16F of the Form 20-F. Refer to Item 4d of Part I of the Form 20-F; and
- It does not appear that Kreston GV Italy – Audit S.r.l is a PCAOB registered firm. Please advise how you intend to provide financial statements which have been audited by a PCAOB registered firm.

Financial Statements for the Year Ended December 31, 2020
Unaudited Pro Forma Net Loss Per Share, page F-9

3.   Please remove your pro forma information from the face of your Statements of Operations. Please also remove the related footnote on page F-9. Address this comment as it relates to your interim financial statements.   Refer to Rule 11-02(a)(12) of Regulation S-X.

Financial Statements for the Period Ended June 30, 2021
Consolidated Statement of Changes in Quotaholders and Stockholders Equity, page F-30

4.   Pursuant to SAB Topic 4:B, it would appear that any undistributed losses should be reclassified to additional paid-in capital at the time of the Corporate Conversion. Please revise your financial statements or advise as to what consideration was given to this guidance.

     You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mitchell S. Nussbaum, Esq.